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                                                               Exhibit (a)(1)(L)

Wednesday January 24, 6:00 am Eastern Time

Press Release

SOURCE: Edgewater Technology, Inc.

Edgewater Technology Successfully Completes Tender Offer for 16.25 Million Shares at $8.00 Per Share

FAYETTEVILLE, Ark., Jan. 24 /PRNewswire/ -- Edgewater Technology, Inc. (Nasdaq:

EDGW - news; www.edgewater.com ) today announced the preliminary results for its
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$8.00 per share cash tender offer for 16.25 million shares, or 56.6% of its outstanding common shares. The offer, which was oversubscribed, expired at 12:00 midnight, Eastern Standard Time, on January 23, 2001.

Based on a preliminary count, approximately 26.6 million shares were tendered and not withdrawn, of which approximately 4.5 million were tendered pursuant to notices of guaranteed delivery. Edgewater Technology will accept properly tendered shares on a pro rata basis, with a preliminary proration factor of approximately 61%. The determination of the proration factor is subject to shares tendered pursuant to guaranteed delivery procedures. Payment for accepted shares, and return of all other tendered shares, will be made early next week by the depository after the proration factor is finalized.

As of January 23, 2001, Edgewater Technology had approximately 28.7 million shares of common stock issued and outstanding. As a result of the offer, Edgewater Technology expects to have approximately 12.5 million shares of common stock issued and outstanding as of the time immediately following payment for the accepted shares.

Credit Suisse First Boston and Banc of America Securities served as co-dealer managers for the tender offer. EquiServe is the depositary.

For additional information, contact Corporate Investor Communications, the information agent for the tender offer, at 1-800-752-5316.

About Edgewater Technology

Edgewater Technology is a national full-service provider of tailored Internet-centric solutions, which assists clients through proven methodologies, including eStrategy, eSolutions and Internet Outsourcing. For more information, visit www.edgewater.com .